Mail Stop 6010


      February 15, 2006


Dr. David Dalton
Chief Executive Officer
4810 Seton Drive
Baltimore, Maryland  21215

	Re:	Univec, Inc.
      Form 10-KSB, as amended, for the Year Ended December 31,
2004
      Forms 10-QSB for the Quarters Ended March 31, 2005, June 30,
2005, and
         September 30, 2005
      File No. 000-22413

Dear Dr. Dalton:

      We have reviewed your filings and your response letter dated January 11, 2006 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-KSB for the Year Ended December 31,
2004

Item 1.  Description of Business, page 3

1. Please revise the description of your business to provide investors with a better understanding of your business. Discuss the services that PPSI provides and to whom the services are provided. Provide the reader with an explanation of how your StarterScriptSM sample voucher system works. In this regard, we note you provide a detailed explanation of your business on your website. Refer to Item
101(b) of Regulation S-B.

Employees, page 9

2. We note that you removed the statement that PPSI has no employees but utilizes both employees of an affiliated company and outside marketing representatives and consultants for administrative services rather than just outside employees. Please tell us why you removed the statement that PPSI utilizes employees of an affiliated company.

Item 2.  Description of Property, page 9

3. Please revise this section to specifically identify the related company with whom PPSI shares office space. Please also revise to disclose any shared services or other arrangements between PPSI and any affiliated companies. Please also revise the financial statements to disclose the amount of any payments between affiliated companies not previously disclosed. Refer to paragraphs 2-4 of SFAS
57.

Item 6.  Management`s Discussion and Analysis, page 11

Condensed Consolidated Results of Operations, page 11

4. We note that you discuss the correction of an error made in connection with your capitalized lease equipment for the year ended
December 31, 2003. However, you do not discuss the other corrections of errors that are disclosed on page F-7. Please revise your MD&A to discuss the other corrections of errors that you made related to your
2003 financial statements.

5. We note from your response to prior comment 10 that the low prices offered by other GPO`s confine PPSI`s ability to raise pharmaceutical drug prices and continue to retain the business. This appears to be a material business factor that should be disclosed and discussed in
Management`s Discussion and Analysis. Please revise to provide the reader with sufficient information to understand the nature of the business and the financial prospects for the business. In this regard, since the gross profit margins are restrictive and 98% of your revenue is derived from sales to a related party, it is unclear from reading your MD&A how you intend to improve profits in future periods.
Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

6. Please refer to our prior comment 4 in our letter dated
December
20, 2005. We do not see where your auditor has made revisions to its audit report to address our prior comment. The audit report presented in Amendment No. 2 to the Form 10-KSB is the same as that presented in the prior Form 10-KSB. Please have your auditor modify its report to remove the last two sentences of the second paragraph and to add an explanatory paragraph that indicates that the 2003 financial statements have been restated.

7. Please have your auditor revise the date of the audit report to comply with AU Section 530.04 and 530.05. In this regard, your auditor should either `dual date` the audit report as discussed in AU
Section 530.05, with appropriate reference to the footnote to which the subsequent date applies. Alternatively, your auditor may date the report as of the latter date.

Notes to Consolidated Statements, page F-7

Note 2.  Restatement, page F-7

8. We note your responses to prior comments 6 and 9. We continue to have questions regarding the restatement adjustments presented in
Note 2.  Please respond to the following:

* You present two reconciliations regarding the restatement adjustments. However, the reconciling items noted in the first table do not agree with the items noted on the second table. For example, the first table indicates a total increase to gross margin of $12,439. However, the second table shows a $419,510 reduction in gross margin. It appears that the differences relate to the reclassification of items to loss from discontinued operations. Please revise the filing to present an introductory paragraph to the second table which clearly states, if true, that the second table shows the error corrections discussed above as well as the reclassification of discontinued operations.

* We note that you are recording an adjustment to general and administrative expenses of $101,388. We note that the net loss presented on your original 2004 Form 10-KSB filed September 15, 2005 was $1,646,989, or $101,388 higher than the adjusted net loss presented here. Therefore, it appears that the original Form 10-KSB filed September 15, 2005 did not include this adjustment to reclassify these expenses from 2003 to 2004. However, in comparing the net loss figures presented for 2004 from the Form 10-KSB filed September 15, 2005 and this Amendment 2 to the Form 10-KSB filed January 11, 2006, we note that the 2004 net loss figures have not changed. Please tell us whether the $101,388 that is being removed from the 2003 expenses is properly recorded in your 2004 financial statements.

* In this regard, please provide us with additional details regarding these expenses so that we may understand why they were recorded in the incorrect period. Tell us why the amounts were originally recorded to the 2003 financial statements. Please also tell us why you believe these amounts should be classified as 2004 expenses. Please also revise your disclosure in the filing to provide this additional information regarding this material restatement adjustment.

Note 4.  Significant Accounting Policies, page F-7

-Revenue Recognition, page F-8

9. We note your response to prior comment 10. Based on our review of your responses dated November 18, 2005 and January 10, 2006 and our understanding of your business as presented in Item 1 of the Form 10-
KSB and on your website, it appears that your GPO business provides sampling program services to pharmaceutical companies and physicians.
The nine steps described on your website clearly indicate that you act as a facilitator and settlement agent between the pharmaceutical company which wishes to offer the free sample, the doctor who prescribes the sample to his patient and the pharmacist who fills the prescription from his own inventory. In addition, the revised disclosure in Note 17 indicating that you do not have general inventory risk since you do not maintain inventory as part of this program, further supports the conclusion that you act as an agent for these parties and you do not provide any products. As a result, presenting your revenues on a gross basis is not consistent with the guidance provided in EITF 99-19. Please restate your financial statements to present revenue on a net basis in accordance with EITF
99-19.

10. We note that your sales are derived primarily from sales to PSI.
We also note that you have a significant concentration with one supplier. We do not see where these contracts have ever been filed as Exhibit 10 to any of your prior Exchange Act filings. Please file copies of these agreements as Exhibit 10 to your next Exchange Act filing.

Forms 10-QSB for the quarter ended March 31, 2005, June 30, 2005, and
September 30, 2005

11. Please refer to prior comment 12 from our letter dated
December
20, 2005.  We note from your response dated January 11, 2006 that you
have amended your December 31, 2005 Form 10-KSB.   However, you
have
only amended your December 31, 2004 Form 10-KSB at the date of this letter. As previously requested, please amend your quarterly reports on Form 10-QSB to address the comments issued in this letter and in our letter dated September 29, 2005 and December 20, 2005, as appropriate.


Form 8-K filed June 13, 2005

12. Please refer to prior comment 13 in our letter dated December
20,
2005 and our prior comment 27 in our letter dated September 29, 2005.
Your response dated January 11, 2006 does not include a response to this comment. We re-issue these comments in their entirety. Please amend your Form 8-K accordingly.

      As appropriate, please amend your December 31, 2004 Form 10-KSB and March 31, June 30, 2005 and September 30, 2005 Forms 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact
Michele
Gohlke, Branch Chief, at (202)551-3327.


      							Sincerely,



								Kevin Vaughn
								Senior Staff Accountant


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Dr. David Dalton
Univec, Inc.
February 15, 2006
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